THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE TRANSACTION RELATING TO ACQUISITION OF AIRCRAFT

A general meeting of China Southern Airlines Company Limited (the "Company") will be held on the date to be further notified by the Company. If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

8 November 2007

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Acquisition"	the acquisition of the Airbus Aircraft under the Airbus Aircraft Acquisition Agreement
"Airbus Aircraft"	10 Airbus A330-200 aircraft, the subject matter of the Airbus Aircraft Acquisition Agreement
"Airbus Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into by the Company on 23 October 2007, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell the Airbus Aircraft
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown
"Board"	the board of Directors
"Company"	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability, the H shares of which are listed on the Stock Exchange
"CSAHC"	China Southern Air Holdings Company, the controlling shareholder of the Company holding approximately 50.3% equity interest in the Company
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"HKSA"	Hong Kong Society of Accountants, which officially changed its name to the Hong Kong Institute of Certified Public Accountants (HKICPA) on 8 September 2004
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	5 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)
"Previous Airbus Aircraft Purchase"	the acquisition from Airbus SNC of 20 Airbus A320 series aircraft by the Company on 16 July 2007
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	the holders of the H shares and A shares (including the state-owned shares) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America

For illustration purpose only, translation of HK$ to RMB is made in this circular at the rate of HK$ 1.00 to RMB1.04.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Liu Shao Yong *(Chairman of the Board of Directors)*
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Zhao Liu An *(Director)*
Si Xian Min *(Director, President)*
Tan Wan Geng *(Director, Vice President)*
Xu Jie Bo
(Director, Chief Financial Officer, Vice President)
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lin Guang Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*
Liu Biao *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

8 November 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION RELATING TO ACQUISITION OF AIRCRAFT

1. INTRODUCTION

In an announcement of the Company dated 23 October 2007, the Board announced that on 23 October 2007, pursuant to article 177 of the articles of association of the Company, the Board had considered and approved by way of written resolution (a) the Airbus Aircraft

Acquisition Agreement, pursuant to which the Company would purchase from Airbus SNC the Airbus Aircraft and (b) the convening of a Shareholders' general meeting to approve the Acquisition.

The purpose of this circular is to set out further details of the Acquisition.

2. AIRBUS AIRCRAFT ACQUISITION AGREEMENT

(1) Date

23 October 2007

(2) Parties

(i) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii) Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus SNC is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Airbus SNC and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

(3) Aircraft to be acquired

10 Airbus A330-200 aircraft

(4) Consideration

According to the information provided by Airbus SNC, the catalogue price of an Airbus A330-200 aircraft is in the range of US$167.7-176.7 million. Such catalogue price includes price for airframe and engine.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable in cash, and determined after arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus SNC because of certain price concessions granted by Airbus SNC in relation to the Airbus Aircraft, in the form of credit memoranda which could be used to purchase aircraft, spare parts, or any other goods or services from Airbus SNC. Such credit memoranda were determined after arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the Acquisition is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus SNC to the Company's disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SNC rejected the Company's request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Airbus Aircraft Purchase. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and the Previous Airbus Aircraft Purchase on the Group's operating costs taken as a whole.

(5) Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Company will make instalment payment either quarterly or half-yearly in accordance with the requirement of Airbus Aircraft Acquisition Agreement. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from March 2010 to August 2012.

(6) Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

(7) Condition Precedent

The Acquisition is subject to the following:

(i) the approval of the relevant government authorities in the PRC; and

(ii) the Shareholders' approval,

pursuant to the articles of association of the Company and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

It is expected that the completion of the Acquisition will take place on or around August 2012.

3. IMPLICATIONS UNDER THE LISTING RULES

The Company has acquired in aggregate 20 Airbus A320 series aircraft from Airbus SNC in the past 12 months from the Latest Practicable Date. Please refer to the announcement published by the Company on 16 July 2007 for further details of the Previous Airbus Aircraft Purchase. Save as disclosed, there was no further transaction between the Company and Airbus SNC in the past 12 months from the Latest Practicable Date. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Airbus Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5%, but less than 25%, the Acquisition together with the Previous Airbus Aircraft Purchase constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. Save as disclosed above, there is no prior transaction between the Group and Airbus SNC and its ultimate beneficial owners which requires aggregation under Rule 14.22 of the Listing Rules.

The Acquisition is subject to the reporting and announcement requirement only under the Listing Rules, but pursuant to the articles of association of the Company and the relevant rules and regulations of the Shanghai Stock Exchange, the Acquisition is also subject to the approval of the Shareholders.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

4. REASONS FOR THE ACQUISITION

The Directors (including independent non-executive Directors) consider that the Acquisition is beneficial to the implementation of the Company's development strategy and improvement of the Company's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC, and will enhance the competitiveness and core competence of the Company. The Airbus Aircraft, in addition to the 80 Boeing B737-700/800 aircraft and the 20 Airbus A320 series aircraft acquired by the Group in the past 12 months from the Latest Practicable Date, will increase the ATKs of the Group by approximately 43%.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

5. EFFECT

The Group's principal business is that of civil aviation. Following the completion of the Acquisition, the Group's passenger volume is expected to increase and operating cost per available seat kilometre is expected to decrease. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Acquisition are in the best interest of the Group.

In addition, there will be no material change to the Group's net assets as the Acquisition will be partly financed through commercial loans by commercial banks and partly financed by internal fund.

6. RECOMMENDATIONS

The Board recommends the Shareholders to vote in favour of the ordinary resolution to be proposed at the general meeting to be convened to approve the Airbus Aircraft Acquisition Agreement and the Acquisition.

7. GENERAL MEETING

A general meeting will be held on the date to be notified by the Company to approve the Acquisition. As disclosed above, the Acquisition is subject to the reporting and announcement requirement only under the Listing Rules, but pursuant to the articles of association of the Company and the relevant rules and regulations of the Shanghai Stock Exchange, the Acquisition is also subject to the approval of the Shareholders. Further notice and announcement will be published by the Company as to the details of the general meeting to be held and the results of the general meeting.

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

8. ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

By Order of the Board
Liu Shao Yong
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or Supervisors in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Type of shareholding	Type of share	Number of shares held	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	State-owned share	2,200,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H share	1,162,015,698	98.96%	–	26.57%	–

Note:

Based on the information available to the Directors, chief executive and the Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and the Supervisors of the Company were aware, as at the Latest Practicable Date:

1. Among the 1,162,015,698 H Shares held by HKSCC Nominees Limited, Space Dragon Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings Limited.

   By virtue of the SFO, Cheung Kong Investment Company Limited and Cheung Kong Holdings Limited are all deemed to be interested in the 58,337,500 H shares of the Company held by Space Dragon Limited, representing approximately 4.97% of the Company's then total issued H Shares.

   Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-shing Unity Trustee Company Limited. Li Ka-shing Unity Trustee Company Limited as trustee of The Li-Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

   In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li-Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust ("DT2"). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

2. Among the 1,162,015,698 H Shares held by HKSCC Nominees Limited, Choicewell Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. By virtue of the SFO, Hutchison Whampoa Limited and Hutchison International Limited are deemed to be interested in the 58,335,500 H shares of the Company held by Choicewell Limited, representing approximately 4.97% of the Company's then total issued H Shares.

   In addition, subsidiaries of Cheung Kong (Holdings) Limited are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of Hutchison Whampoa Limited. By virtue of the SFO, Mr. Li Ka-shing, being the settler and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 58,337,500 H shares of the Company and 58,335,500 H shares of the Company held by Space Dragon Limited and Choicewell Limited respectively, representing in aggregate of approximately 9.73% of its then total issued H Shares.

3. Among the 1,162,015,698 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares of the Company (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and the Supervisors of the Company are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

   (a) 70,162,000 H Shares, representing approximately 5.98% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

   (b) 750,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc..

4. Among the 1,162,015,698 H Shares held by HKSCC Nominees Limited, 70,658,800 H Shares of the Company, representing approximately 6.02% of its then total issued H Shares, were held in the capacity as beneficial owner by JPMorgan Chase Bank, which was wholly-owned by J.P. Morgan Chase & Co..

5. Among the 1,162,015,698 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares) and maintained short position of 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors of the Company were aware, Morgan Stanley International Incorporated, held its indirect interest in the Company as at the Latest Practicable Date in the manner as follows:

   (a) 743,332 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

   (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

   (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

   (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, which was 100% ultimately held by Morgan Stanley International Incorporated; and

   (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated. According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors of the Company were aware, as at the Latest Practicable Date, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

5. CONTINGENT LIABILITIES

A writ of summons was issued on 30 May 2007 by two sales agents in Taiwan (the "Plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "Cooperative Agreement"). The Plaintiffs have made a claim against the Company for a total sum of approximately RMB 107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan etc for a period from 1 September 2004 to 31 August 2006. The Directors consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the Directors are of

the opinion that claims are without merit and have instructed its legal advisor to defend the claims vigorously. The Directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

6. MATERIAL LITIGATION

Save as disclosed, the Company was not involved in any material litigation as at the Latest Practicable Date.

7. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2006, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

8. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

9. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 124 of the articles of association of the Company, any vote of the Shareholders taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i. connected transactions;

ii. transactions that are subject to independent shareholders' approval;

iii. granting of options to a substantial shareholder or an independent non-executive director of the company, or any of their respective associates; and

iv. any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

In respect of any vote of Shareholders taken at a general meeting of Shareholders to approve transactions or arrangements which are not specifically required to be taken on a poll, such vote shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

10. MISCELLANEOUS

(a) The secretary of the Company is Mr. Su Liang. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. Mr. Su has been the secretary of the Company since 2000.

(b) The Company has engaged Mr. Xu Jie Bo from 13 February 2001, the chief financial officer and from 16 April 2001, an executive Director, who met all requirements of Rule 3.24 of the Listing Rules other than for the fact that he was not a fellow or associate member of the HKSA and his professional accounting qualification was not one which was recognized by the HKSA for the purpose of granting exemptions from the examination requirement for membership of the HKSA, and the Company provides Mr. Xu with access to the assistance of a Qualified Accountant, Mr. Lung Chun Tak Junius, a practicing certified public accountant who has over 19 years of experience in finance and accounting. He is an ordinary member of Hong Kong Securities Institute, a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He holds a Master Degree in Business Administration.

Before starting his own practice, Mr. Lung had previously worked in an international accounting firm. The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company will continue its efforts to identify and recruit a suitable and qualified candidate to assume the office of qualified accountant.

(c) The registered address of the Company is at Guangzhou Economic & Technology Development Zone, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.